UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No.  2)


Bitstream, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

91736108
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


August 18, 2010
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 1




1.	Names of Reporting Persons
Columbia Pacific Opportunity Fund, L.P.(1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,326,318 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,326,318 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,326,318 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
13.2% (3)

14.	Type of Reporting Person
               PN
(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,326,318 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,326,318 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,326,318 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,326,318 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
13.2% (3)

14.	Type of Reporting Person
               IA
(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,326,318 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,326,318 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,326,318 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,326,318 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
13.2% (3)

14.	Type of Reporting Person
               IN
(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,326,318 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Daniel R. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,326,318 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,326,318 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,326,318 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
13.2% (3)

14.	Type of Reporting Person
               IN
(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,326,318 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,326,318 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,326,318 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,326,318 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
13.2% (3)

14.	Type of Reporting Person
               IN
(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,326,318 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Brandon D. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	0
(b)	1

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	Sole Voting Power
1,326,318 shares of Common Stock (2)



8.	Shared Voting Power
0 shares of Common Stock



9.	Sole Dispositive Power
1,326,318 shares of Common Stock (2)



10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,326,318 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	0

13.	Percent of Class Represented by Amount in Row 9
13.2% (3)

14.	Type of Reporting Person
               IN
(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,326,318 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.


EXPLANATORY NOTE

       This Amendment No. 2 amends the Schedule 13D filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on April 20, 2010, as amended on July 15, 2010, with respect to the Class A Common Stock, par value $0.01 per share (the "Common Stock") of Bitstream, Inc., a Delaware corporation (the "Company"). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4.
Purpose of Transaction.
       The Reporting Persons initially acquired shares of the Common Stock of the Issuer for investment purposes. The Reporting Persons now intend to actively encourage the Issuer to explore a potential sale of the Issuer to a third party. In that regard, on August 18, 2010, the Reporting Persons sent a letter (attached as Exhibit A) to the board of directors of the Issuer requesting the formation of a non-executive committee for the purpose of exploring a potential sale of the Issuer, and expressing the Reporting Persons' intention to communicate directly with the Company's board of directors, shareholders and potential buyers in order to promote and encourage both the formation of such a non-executive committee and the exploration of a potential sale of the Company.
       Other than as previously reported and as set forth in Item 4 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 5.
Interest in Securities of the Issuer
       The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:
        (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,326,318 shares of Common Stock, which constitutes 13.2% of the total number shares of Common Stock outstanding as of August 14, 2010, as reported in the Company's Form 10-Q for the period ended June 30, 2010.
       (c) During the past 60 days, Columbia Pacific Opportunity Fund, L.P. has engaged in the following open-market transactions in the Common Stock:
Date		Shares	Purchased Price
6/21/2010	1,013	6.9901
6/22/2010	2,100	6.9752
6/23/2010	1,094	6.8169
6/24/2010	1,600	6.8213
6/25/2010	2,000	6.8115
6/28/2010	1,929	6.857
6/29/2010	8,300	6.721
6/30/2010	1,206	6.7172
7/01/2010	4,147	6.6021
7/02/2010	4,420	6.5026
7/06/2010	1,800	6.6242
7/07/2010	3,000	6.6807
7/08/2010	  500	6.702
7/09/2010	  100	6.74
7/13/2010	  500	6.908
7/14/2010	  200	6.90
7/15/2010	2,900	6.8319
7/19/2010	14,425	6.7206
7/20/2010	4,403	6.6442
7/21/2010	2,778	6.531
7/22/2010	4,900	6.5392
7/23/2010	9,800	6.5489
7/26/2010	1,425	6.6193
7/27/2010	1,000	6.687
7/28/2010	1,900	6.7163
7/29/2010	  200	6.7899
7/30/2010	    1	6.70
8/03/2010	  600	7.0017
8/05/2010	1,300	6.9162
8/10/2010	  200	6.90
8/11/2010	  700	6.8643
8/13/2010	  600	6.91
8/16/2010	  500	6.934
8/17/2010	3,400	6.6982
8/18/2010	5,000	6.4862



ITEM 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
       Other than as previously reported and as set forth in Item 4 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.
Material to Be Filed as Exhibits
Exhibit A.: Letter to Amos Kaminski, Chairman of Bitstream, Inc,. dated August 18, 2010.




	SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 18, 2010	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

	/s/ Alexander B. Washburn
By:  	Alexander B. Washburn
	Title: 	Managing Member of Columbia Pacific
	Advisors, LLC, its general partner

Dated:  August 18, 2010	COLUMBIA PACIFIC ADVISORS, LLC (1)

	/s/ Alexander B. Washburn
By:  	Alexander B. Washburn
	Title: 	Managing Member


Dated:  August 18, 2010	/s/ Alexander B. Washburn
Alexander B. Washburn (1)


Dated:  August 18, 2010	/s/ Daniel R. Baty
Daniel R. Baty (1)


Dated:  August 18, 2010	/s/ Stanley L. Baty
Stanley L. Baty (1)


Dated:  August 18, 2010	/s/ Brandon D. Baty
Brandon D. Baty (1)


(1)	This amendment is being filed jointly by Columbia Pacific Opportunity
Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn,
Daniel R. Baty, Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated April 16, 2010 and included with the initial Schedule 13D filed on April 20, 2010 (the "Joint Filing Agreement").
The Joint Filing Agreement is incorporated herein by reference.


Exhibit A

August 18, 2010

Amos Kaminski
Chairman
Bitstream, Inc.
500 Nickerson Road
Marlborough, MA 01752

Dear Mr. Kaminski:

Columbia Pacific Opportunity Fund, LP ("Columbia") is a substantial and long term shareholder of Bitstream, Inc. ("Bitstream" or the "Company") currently owning approximately 1,326,318 shares or 13.2% of the Company. Our investment in Bitstream reflects our confidence in the Company's products and the value of the Company's underlying business units. However, we believe the Company lacks the management and capital resources necessary to realize the full potential of the different product lines. Thus, we have concluded that the opportunities within the Company can be better monetized as parts of larger organizations. Therefore, we are interested in exploring whether a sale of the Company in all or in parts would realize enhanced value to the Company's stockholders.

Therefore, we request that the Company form a non-executive committee for the purpose of exploring a potential sale of Bitstream to one or more third parties. In this regard, we intend to communicate directly with the Company's board of directors, stockholders, potential buyers, and investment bankers in order to promote and encourage both the formation of such a non-executive committee and the exploration of a potential sale of the Company.

We look forward to the opportunity to discuss these issues with you in more detail.

Please give me a call to discuss this request.

Sincerely,

Alexander B. Washburn
Columbia Pacific Opportunity Fund, LP

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